

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 8, 2016

Via E-mail
Michael Szymanski
Chief Executive Officer
ZAIS Financial Corp.
Two Bridge Avenue, Suite 322
Red Bank, New Jersey 07701

> **Re:** **ZAIS Financial Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 20, 2016**
> **File No. 333-211251**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **File No. 001-35808**

Dear Mr. Szymanski:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2016 letter.

Amendment No. 1 to Registration Statement on Form S-4 Filed June 20, 2016

General

1.  We note your response to comment 42 and reissue in part. We note your beneficial ownership disclosure on page 15 of the amended 10-K filed by ZAIS Financial Corp. on April 29, 2016. For each entity disclosed as a 5% or greater beneficial owner of the Registrant, please identify the natural persons with voting or dispositive power.

2.  We note the reference to data from Boxwood Means Inc., a real estate research and consulting firm, on pages 39, 230, and 265. Please advise if this data was prepared by

Boxwood Means for the company for inclusion in this registration statement. If so, please file a consent as contemplated by Rule 436(a).

The Mergers, 104

Background of the Mergers, page 104

3. We note your revised disclosure on page 108 and 111 in response to comment 12. Please expand upon your disclosure to discuss the strategic considerations reviewed by the BofA Merrill Lynch representative during these meetings.

4. We note your revised disclosure on page 137 in response to comment 20. You state that "the nonpublic unaudited prospective financial information does not necessarily reflect management's current estimates and does not take into account any circumstances or events occurring after the date it was prepared." You include similar disclosure on page 143, indicating that Sutherland does not intend to, and disclaims any obligation to update the Sutherland projections. To the extent the financial projections no longer reflect management's view of future performance you should either update such projections or explain why the projections are no longer valid.

Certain Zais Financial Unaudited Prospective Financial Information, page 137

5. Please revise to provide a reconciliation of Adjusted Net Income to Net Income. Please refer to Regulation G.

Certain Financial Projections Utilized by the Sutherland Board of Directors and Sutherland's Financial Advisor, page 143

6. We note your presentation of Free Cash Flows to Equity Holders for both Sutherland and ZAIS. Please revise to present the most directly comparable financial measure calculated in accordance with U.S. GAAP. Also, please revise to provide a reconciliation of Free Cash Flows to Equity Holders to the most directly comparable financial measure presented in accordance with U.S. GAAP. Please refer to Regulation G.

Directors and Executive Officers of the Combined Company After the Mergers, page 146

7. We note your revised disclosure in response to comment 4. We also note your disclosure on page 146 that the Board expects to determine that a majority of its members are "independent" as determined by the requirements of the NYSE. Please identify each director that is independent under the listing standards of the NYSE or advise. Refer to Item 407(a) of Regulation S-K and Item 18(a)(7)(iii) of Form S-4.

Director and Executive Compensation, page 148

8. We note your response to comment 3. However, Item 402(a)(2) requires disclosure of "all . . . compensation awarded to, earned by, or paid to [NEOs and directors] by any person for all services rendered in all capacities to the registrant and its subsidiaries," and further states "[a]ll such compensation shall be reported pursuant to this Item, . . . including transactions between the registrant and a third party where a purpose of the transaction is to furnish compensation to any such named executive officer or director." Please provide the disclosure required by Item 402 of Regulation S-K. Alternatively, please provide your analysis as to how you determined that compensation paid by Waterfall to your executive officers does not require disclosure under Item 402.

Unaudited Pro Forma Condensed Combined Financial Information, page 255

9. We note your response to comment 34 and your statement that you would revise disclosures on page 255 of the joint proxy statement/prospectus to clarify the accounting treatment of the mortgage servicing rights post-merger. However, we could not locate such revised disclosures on page 255. Please advise or revise.

10. We note your response to comment 35. Please clarify for us, if true, that the allocation of a portion of the change in fair value to interest income pertains only to the accretion of discount to interest income.

11. We note your response to comment 36 and the revised disclosure in footnote (P). Please further revise your disclosure to clarify how you calculated the amount.

Financial Statements of Sutherland Asset Management Corporation, page F-1

Note 28 – Discontinued Operations, page F-113

12. We note your response to comment 44. Please revise your filing to clarify that the company has concluded the complete exit from the real estate brokerage business is a strategic shift.

Note 3 – Summary of Significant Accounting Policies

Real estate acquired in settlement of loans, page F-126

13. We note your response to comment 46 and your revisions on page 234. Please further revise the disclosure on page F-126 for consistency.

Zais Financial Corp. Form 10-K for the year ended December 31, 2015

Item 8. Financial Statements and Supplementary Data, page 80

Note 2. Summary of Significant Accounting Policies, page 86

Revenue Recognition, page 91

Mortgage Loans Held for Investment, at Fair Value, page 91

14. We note your response to comment 49 and your references to ASC 310-30 and ASC 310-35. However, it appears that ASC 310-35 is not a valid codification reference. We also note that ASC 310-30-15-2a appears to exclude loans measured at fair value from the scope of ASC 310-30 and therefore, we are unclear how you determined ASC 310-30-35-2 applies to your situation. Please tell us in further detail how you determined these references are applicable. Please revise or advise. To the extent you continue to believe your policy for allocating a portion of the change in fair value to interest income is appropriate, please tell us and disclose in future periodic filings the allocation methodology, and disclose the amount of unrealized gain allocated to interest income. Please provide us an example of your proposed disclosure.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc:    David E. Brown, Esq.